Sub-Item 77Q2

To the registrant's knowledge, all of its officers, directors and holders of more than 10% of its stock complied with all filing requirements under Section
16(a) of the Securities Exchange Act of 1934, as amended, during the fiscal year ended
December 31, 2005, except that Mr. James Corl purchased Taxable Auction Market Preferred Shares in three transactions that were not reported on a timely basis in Form 4 filings.
Mr. Corl's purchases were subsequently
reported on the appropriate form.